Exhibit 99.1

Province of Manitoba
Opportunity and Stability
Moving Forward on Manitobans’ Priorities

2008/09 Quarterly Financial Report
April to September 2008

CONTENTS

Introduction
Second Quarter Financial Results
Economic Performance and Outlook
INTRODUCTION
Budget 2008 provided a financial overview of the Government Reporting Entity (GRE), which is comprised of core government and other reporting entities. The core government component of the GRE represents the operations, programs and services delivered by government departments. Other reporting entities include Crown organizations, government business entities and public sector organizations such as regional health authorities, school divisions, universities and colleges that are directly or indirectly controlled by the Government, as prescribed by the Public Sector Accounting Board (PSAB).
The financial information in the quarterly financial report is being presented in the same format as the budget. This will allow for a smooth transition of quarterly financial reporting to a summary basis and, as recommended by the Office of the Auditor General, to be consistent with Generally Accepted Accounting Principles (GAAP). This transition is expected to be complete by the end of 2009/10.
The second quarter financial report continues to move forward on reporting financial results for the GRE. It includes financial results of core government for the six months ending September 30, 2008 as well as a financial forecast for the GRE for the current year. It also continues with the inclusion of an economic update.
Beginning with the third quarter, the report will contain the financial results of the organizations within the GRE for the nine months ending December 31, 2008 as well as an updated year-end projection and an updated economic performance and outlook.

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2008
SUMMARY NET INCOME
Government Reporting Entity (GRE)
The Mid-Year Forecast for fiscal year 2008/09 projects Summary Net Income for the GRE at $350 million, an improvement of $254 million over the $96 million projected in Budget 2008. This forecast may change as a result of possible federal/provincial efforts to support the economy. An update will be provided in the third quarter report.
The $594 million improvement in revenues is comprised of a $345 million increase from other reporting entities and a $249 million increase in core government projections. The increase in other reporting entities is primarily due to higher net results from Manitoba Hydro and Manitoba Public Insurance. The increase in core government revenue reflects higher than anticipated Individual and Corporation Income Tax — $197 million, a $39 million increase in the Canada Health and Social Transfers based on revised projections from Canada, $15 million more in retail sales taxes and $16 million from water power rentals. Partially offsetting the projected increases are decreases of $48 million in Mining Tax and potentially $25 million as a result of timing of infrastructure renewal agreements.
Expenditures are projected to be $340 million higher than budget. This forecast reflects continuing cost pressures in core government operations, primarily in Health and Healthy Living of $90 million, primarily for nurses’ and doctors’ wage agreements, $49 million in Family Services and Housing for programming related to child protection and housing initiatives, $41 million in Agriculture, Food and Rural Initiatives, primarily for agricultural income stabilization programs, $27 million in Justice for operation of correctional institutions and $15 million for forest fire suppression costs in Emergency Expenditures.
Efforts to manage discretionary expenditures in the second half of the fiscal year to ease the pressures have been implemented in core government.
Projection of Summary Net Income
For the Fiscal Year Ending March 31, 2009

	2008/09 Mid-Year Forecast			2008/09 Budget
		Consolidation			Consolidation
	Core	Impacts and Other		Core	Impacts and Other		Summary
(Millions of Dollars)	Government	Reporting Entities	Summary	Government	Reporting Entities	Summary	Variance

Revenue	10,100	2,817	12,917	9,851	2,472	12,323	594
Expenditure	10,048	2,519	12,567	9,799	2,428	12,227	340

Net Result for the Year	52	298	350	52	44	96	254

Transfer to Debt Retirement Account	(110)	110	—	(110)	110	—	—
Transfer from/(to) Fiscal Stabilization Account	60	(60)	—	60	(60)	—	—

Net Income	2	348	350	2	94	96	254

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2008
Infrastructure and Capital Asset Renewal
The province is continuing its commitment to invest over $1.0 billion in infrastructure in 2008/09. Current forecasts include investments for updating Manitoba’s highway system and wastewater treatment plants, expanding health facilities across the province and modernizing schools and post-secondary institutions.
Investing in tangible capital assets is necessary for the government to continue to provide services into the future. Budget 2008 indicated that renewal and expansion of these assets continues to be a priority for government but that the renewal will be costly as it is estimated that the insured or replacement value of these investments is more than $31 billion.
As borrowings may be used to finance capital related projects, the investment in the new tangible capital assets may increase net debt from time to time. As tangible capital assets such as buildings, equipment, roads and dams are essential for the economy and for delivering government services, it is important to measure change in net debt against the growth in the economy. The government is committed to continuing to reduce the net debt to GDP ratio over time.

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2008
CORE GOVERNMENT — Second Quarter Financial Results
Revenue and Expenditure
The second quarter net result of expenditure exceeding revenue was $149 million better than the projection of $211 million. Second quarter revenue was $50 million higher than projected and second quarter expenditure was $99 million lower than estimated. Other Taxes are $38 million higher, primarily as a result of higher than anticipated Corporation Capital Tax — $31 million and Retail Sales Tax — $10 million. As well, Fees and Other Revenues are $23 million higher than forecasted primarily as a result of Petroleum Royalties — $5 million and Water Power Rentals — $4 million. Other changes were the result of timing differences in the receipt of revenues. Expenditure variances were primarily the result of the timing.
Significant changes from budget are identified below.
Core Government Operating Statement
UNAUDITED

	Year-to-Date to September 30				Full Year
	2008/09			2007/08	2008/09
($000s)	Actual	Estimated	Variance	Actual	Budget*

Revenue
Income Taxes	1,290,794	1,293,132	(2,338)	1,219,521	2,611,300
Other Taxes	1,239,457	1,201,887	37,570	1,152,207	2,666,200
Fees and Other Revenue	227,469	204,864	22,605	201,873	433,501
Federal Transfers	1,750,774	1,762,039	(11,265)	1,649,129	3,612,039
Net Income of Government Business Enterprises	226,600	223,100	3,500	217,200	528,500

Total Revenue	4,735,094	4,685,023	50,071	4,439,929	9,851,540

Expenditure
Health and Healthy Living	2,043,752	2,009,226	34,526	1,894,166	4,170,022
Education	1,034,934	1,043,153	(8,219)	955,631	1,986,320
Family Services and Housing	575,200	573,841	1,359	521,343	1,199,262
Community, Economic and Resource Development	624,304	662,259	(37,955)	582,840	1,459,764
Justice and Other Expenditures	385,549	405,634	(20,085)	359,905	786,177
Year-end Lapse	—	—	—	—	(65,000)
Debt Servicing Costs	133,124	202,014	(68,890)	136,518	262,500

Total Expenditure	4,796,863	4,896,127	(99,264)	4,450,402	9,799,045

Net Result	(61,769)	(211,104)	149,335	(10,473)	52,495

Transfer to Debt Retirement Account	—	—	—	—	(110,495)
Transfer from Fiscal Stabilization Account	—	—	—	—	60,000

Net Income (Loss) at September 30th	(61,769)	(211,104)	149,335	(10,473)	2,000

*	2008/09 Budget figures are adjusted to include Enabling Appropriations
Revenue and expenditure details are provided in Appendix I and II on pages 8 and 9.

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2008
CAPITAL INVESTMENT
Core government expenditures for general and infrastructure assets in the second quarter were $192 million, $68 million less than estimated, caused primarily by unfavorable weather conditions resulting in construction delays for the Manitoba Floodway Expansion and highway related activities. While the delays impact the cash flow in the current year and result in a projected expenditure of $541 million, $39 million lower than budgeted, affected projects will be completed as soon as conditions allow.
Core Government capital investment details are provided in Appendix III on page 10.
SPECIAL ACCOUNTS
Fiscal Stabilization
The opening balance of the Fiscal Stabilization account for 2008/09 was $818 million. Projected draws for funds advanced by the Government of Canada, including $47 million for wait-times reduction initiatives and other health-related programming and $13 million for requirements related to ecoTrust funds remain unchanged from budget.
Debt Retirement
The forecast of the Debt Retirement Account remains unchanged from budget. The 2008 Budget provided for a $110 million contribution to debt retirement. An allocation committee will determine the share of those funds directed to pensions or general purpose debt. In the 2008 Budget, the allocation was projected to be $85 million to the pension liability and $25 million for general purpose dept.
Pension Assets
In addition to the contribution determined by an allocation committee, the balance of the pension assets will increase for 2008/09 as a result of the government’s commitment to commence funding of the province’s unfunded liability for the Civil Service Superannuation Fund.
PROVINCIAL BORROWINGS, GUARANTEES AND OBLIGATIONS
The original estimate of borrowing requirements identified in the 2008 Budget was $2.8 billion including refinancing of maturing debt, the funding of the Civil Service Superannuation Plan (CSSP), funding for Manitoba Hydro, capital investments, Health’s capital programs and new self sustaining requirements. This has been revised to $2.9 billion primarily to reflect issues being called prior to maturity.
For the period April 1, 2008 to September 30, 2008, $36 million was raised through the issue of Manitoba Hydro Savings Bonds and $1.8 billion was raised in the public market.
The total outstanding borrowings, guarantees and obligations reflect the province’s gross borrowing obligations, but it does not take into consideration liquid assets available to pay down those obligations. While the total of outstanding provincial borrowings fluctuates during the fiscal year as a result of the timing of borrowing activities of the province, the year end forecast differs only slightly from that stated in the budget as shown in the table on the following page.

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2008
Provincial Borrowings, Guarantees and Obligations

	2008/09 Forecast			March 31, 2008
	$ millions		$ Per Capita*	$ millions	$ Per Capita*
Provincial Borrowings, Guarantees and Obligations
General Government Programs	6,349		5,256	6,531	5,459
Manitoba Hydro	7,193		5,954	7,488	6,259
Other Crown Organizations	1,312		1,086	1,269	1,061
Health Facilities	963		797	833	696
Federal Government[1]	78		65	92	77
Capital Investments	1,404		1,162	1,084	906

Subtotal	17,299		14,320	17,297	14,459
General Government Programs — Pensions[2]	2,000		1,656	1,500	1,254

Subtotal[3]	19,299		15,976	18,797	15,713

Other Obligations
Pension Liability	4,660			4,451
Pension Asset Fund	(2,911)			(2,242)

Net Pension Liability	1,749			2,209
Debt incurred for and repayable by the Manitoba Hydro Electric Board and Manitoba Lotteries Corporation	(7,146)			(7,322)
Education and Health Debt held by Government Enterprises	389			416
Other Debt of Crown Organizations	441			508

Subtotal	(4,567)			(4,189)

Total Provincial Borrowings, Guarantees and Obligations	14,732			14,608

Adjustments to arrive at Summary Net Debt
Guarantees	(367)			(352)
Net Financial Assets [4]	(3,729)			(4,068)

Summary Net Debt	10,636		8,805	10,188	8,516

Summary Net Debt as a percentage of GDP	21.7	% [4]		21.1%

1.	Amounts owed relating to federal accounting errors in prior years. See Note 10, page 92 of the 2007/08 public accounts for additional information.

2.	In 2007/08, the Government allocated $1.5 billion to the Teachers’ Retirement Allowances Fund (TRAF) increasing overall funding of the outstanding TRAF pension liability to 75%. In 2008/09, the Government will allocate $0.5 billion to the Civil Service Superannuation Plan.

3.	Provincial Borrowings and Guarantees are payable in Canadian and U.S. dollars. As at September 30, 2008 total provincial borrowings and guarantees were payable 88% in Canadian dollars and 12% in U.S. dollars. Of this total, General Government Programs borrowing and Other Crown Organizations borrowings was 100% payable in Canadian dollars. Manitoba Hydro borrowings were payable 64% in Canadian dollars (64% at March 31, 2008) and 36% in U.S. dollars (36% at March 31, 2008) which is fully hedged by U.S. dollar revenue.

4.	Net financial assets and Summary Net Debt as a percentage of GDP are presented as budgeted and have not been adjusted to reflect the impact of changes in other comprehensive income (OCI). Changes in OCI are based upon measurements at specific points in time and will be recognized when known. Given current economic conditions OCI adjustments are not expected until year-end.

*	The 2008/09 Forecast Per Capita data is based upon population figures at July 1, 2008, the March 31, 2008 Per Capita data is based upon population figures at April 1, 2008 as reported by Statistics Canada.

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2008
ECONOMIC PERFORMANCE AND OUTLOOK
(Manitoba Economic Highlights — as of December 17, 2008)
Economic growth in Manitoba is expected to be weaker in 2008 relative to the 3.3% increase posted in 2007. Manitoba Finance’s most recent survey of private economic forecasters, completed December 17, shows real Gross Domestic Product (GDP) in Manitoba will grow 2.1% in 2008, above the projected national increase of 0.7% and below the 2.7% growth projected at the time of the 2008 Manitoba Budget. Manitoba’s economy also grew more strongly than Canada’s in 2006 and 2007.
For 2009, the survey estimates Manitoba’s real GDP growth will be 1.4%, ahead of the projected national increase of 0.3%.
Through the first eleven months of 2008, Manitoba’s employment has increased by 10,300 jobs, up 1.7% relative to the same period in 2007 and in line with the national increase. Manitoba’s full-time employment increased 2.3% while part-time employment declined by 0.5%. Over this same period, Manitoba’s unemployment rate averaged 4.1%, down from the 2007 annual unemployment rate of 4.4% and below the national rate of 6.1%. Manitoba’s unemployment rate this year is the lowest in over 30 years.
Through the first nine months of 2008, Manitoba’s retail sales increased 8.6% relative to the same period in 2007. Manitoba’s increase is second-best among provinces and well above the national increase of 4.7%. This follows a relatively strong performance last year, as retail sales rose 8.8% in 2007.
Manitoba housing starts in the first nine months of 2008 declined 4.6% relative to the same period in 2007. Single family units rose 0.8% while multiple units declined 14.4%. Overall housing starts in Canada have also declined this year, dropping 5.3% relative to the same period in 2007. In 2007, Manitoba housing starts were up 14.1% to 5,738, the highest level in 20 years.
In the first ten months of 2008, Manitoba manufacturing sales increased by 1.9% to $13.9 billion. Canadian sales increased 0.8%. Manufacturing is Manitoba’s largest industry, accounting for approximately 12% of GDP.
Manitoba’s foreign merchandise exports through October of 2008 increased 4.8%. Exports to the United States increased by 6.8% while exports to non-US markets were unchanged. Canada’s exports over the same period increased by 9.5%.
Manitoba farm cash receipts through the nine months of 2008 increased by 12.0%, just below the national increase of 12.5%. Receipts from crops are up 31.1%. Livestock receipts are down 8.3%, largely due to weaker receipts for hogs. In 2007, Manitoba farm cash receipts rose 17.0%.
In the first ten months of 2008, the Manitoba Consumer Price Index rose 2.2%, below the national increase of 2.5%. Energy and shelter were the major contributors to the increase. Manitoba’s consumer inflation has been relatively stable over the last several years, increasing by 2.0% in both 2006 and 2007.
Manitoba’s population reached 1,208,000 on July 1, 2008. This is an annual increase of 14,445 persons, which is the largest growth since 1983. Population grew 1.2%, from July 1, 2007. Canada’s increase over the same period was also 1.2%. Improvements in both interprovincial and international migration were largely responsible for the strong performance over the past year.
For updates and more details please see the Manitoba Economic Highlights at http://www.gov.mb.ca/finance/pdf/highlights.pdf

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2008

2008/09 Core Government Revenue by Source
UNAUDITED	Appendix I

	Year-to-Date to September 30				Full Year
	2008/09			Actual	2008/09			Actual
($000s)	Actual	Budget	Variance	2007/08	Forecast	Budget	Variance	2007/08

Income taxes
Individual Income Tax	1,135,894	1,135,844	50	1,063,463	2,416,800	2,312,100	104,700	2,284,669
Corporation Income Tax	154,900	157,288	(2,388)	156,058	391,200	299,200	92,000	366,818

Subtotal: Income Taxes	1,290,794	1,293,132	(2,338)	1,219,521	2,808,000	2,611,300	196,700	2,651,487

Other Taxes
Corporation Capital Tax	109,533	78,511	31,023	87,112	163,200	123,200	40,000	165,779
Gasoline Tax	57,228	60,143	(2,914)	66,237	130,000	137,000	(7,000)	152,472
Insurance Corporations Tax	32,221	32,335	(114)	30,579	63,500	63,500	—	65,233
Land Transfer Tax	30,059	27,630	2,429	26,454	46,059	43,600	2,459	44,731
Levy for Health and Education	143,351	139,809	3,543	136,381	349,400	344,400	5,000	341,383
Mining Tax	83,170	93,896	(10,726)	72,087	80,000	128,000	(48,000)	99,637
Motive Fuel Tax	38,504	41,400	(2,896)	39,056	90,100	90,100	—	95,721
Retail Sales Tax	626,892	616,549	10,343	576,195	1,484,400	1,469,400	15,000	1,391,072
Tax Administration and Miscellaneous Taxes	27,951	27,701	250	28,097	79,900	79,900	—	81,792
Tobacco Tax	82,444	76,716	5,728	83,492	180,000	170,000	10,000	190,627
Other Taxes	8,104	7,199	905	6,517	16,452	17,100	(648)	13,671

Subtotal: Other Taxes	1,239,457	1,201,887	37,570	1,152,207	2,683,011	2,666,200	16,811	2,642,118

Fees and Other Revenue
Fines and Costs and Other Legal	24,216	22,001	2,215	21,190	45,036	44,091	945	41,911
Minerals and Petroleum	13,325	7,798	5,527	6,502	16,685	9,386	7,299	13,000
Automobile and Motor Carrier Licences and Fees	57,616	54,482	3,134	50,908	106,092	106,092	—	103,134
Parks: Forestry and Other Conservation	15,664	11,399	4,265	13,106	31,117	34,083	(2,966)	32,168
Water Power Rentals	58,206	53,843	4,363	58,439	121,000	105,000	16,000	117,323
Service Fees and Other Miscellaneous Charges	47,920	44,844	3,076	42,905	118,706	113,854	4,852	134,645
Revenue Sharing from SOAs	10,523	10,498	25	8,823	20,994	20,995	(1)	21,395

Subtotal: Fees and Other Revenue	227,469	204,864	22,605	201,873	459,630	433,501	26,129	463,576

Federal Transfers
Equalization	1,031,697	1,031,697	—	892,490	2,063,400	2,063,400	—	1,825,796
Canada Health Transfer (CHT)	422,892	422,892	—	403,514	875,100	845,800	29,300	816,684
Canada Social Transfer (CST)	189,019	189,019	—	170,470	387,400	378,000	9,400	347,463
Infrastructure Renewal	—	—	—	—	25,000	50,000	(25,000)	45,805
Manitoba Floodway Expansion	10,377	18,500	(8,123)	13,897	63,051	75,233	(12,182)	73,887
Shared Cost and Other Transfers	96,789	99,931	(3,142)	168,758	206,572	199,606	6,966	273,319

Subtotal: Federal Transfers	1,750,774	1,762,039	(11,265)	1,649,129	3,620,523	3,612,039	8,484	3,382,954

Net Income of Government
Business Enterprises (GBEs)
Manitoba Liquor Control Commission	76,000	72,500	3,500	84,200	227,300	227,300	—	207,944
Manitoba Lotteries Corporation	150,600	150,600	—	133,000	301,200	301,200	—	282,719

Subtotal: Net Income of GBEs	226,600	223,100	3,500	217,200	528,500	528,500	—	490,663

Sinking Funds and Other Earnings	—	—	—	—	—	—	—	—

Total Revenue	4,735,094	4,685,023	50,071	4,439,929	10,099,664	9,851,540	248,124	9,630,798

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2008

2008/09 Core Government Expenditure by Sector/Department
UNAUDITED	Appendix II

	Year-to-Date to September 30				Full Year
	2008/09			Actual	2008/09			Actual
($000s)	Actual	Budget	Variance	2007/08	Forecast	Budget[1]	Variance	2007/08

Health and Healthy Living	2,043,752	2,009,226	34,526	1,894,166	4,259,540	4,170,022	89,518	3,932,214

Education
Advanced Education and Literacy	293,069	298,479	(5,410)	264,128	578,707	577,181	1,526	560,263
Education, Citizenship and Youth	741,865	744,674	(2,809)	691,503	1,405,797	1,409,139	(3,342)	1,322,084

Total Education	1,034,934	1,043,153	(8,219)	955,631	1,984,504	1,986,320	(1,816)	1,882,347

Family Services and Housing	575,200	573,841	1,359	521,343	1,248,554	1,199,262	49,292	1,135,009

Community, Economic and Resource Development
Aboriginal and Northern Affairs	17,671	21,450	(3,779)	16,280	41,066	41,366	(300)	39,511
Agriculture, Food and Rural Initiatives	51,429	61,267	(9,838)	39,711	262,752	221,695	41,057	243,638
Competitiveness, Training and Trade	49,500	48,303	1,197	40,056	126,488	125,908	580	110,696
Conservation	64,963	67,258	(2,295)	64,490	123,906	124,683	(777)	117,162
Infrastructure and Transportation	233,850	252,486	(18,636)	230,710	555,001	547,194	7,807	502,615
Intergovernmental Affairs	148,815	149,109	(294)	136,179	277,000	274,048	2,952	251,345
Science, Technology, Energy and Mines	44,202	46,388	(2,186)	43,309	88,709	90,729	(2,020)	89,961
Water Stewardship	13,874	15,998	(2,124)	12,105	33,642	34,141	(499)	28,705

Total Community, Economic and Resource Development	624,304	662,259	(37,955)	582,840	1,508,564	1,459,764	48,800	1,383,633

Justice and Other Expenditures
Legislative Assembly	15,244	16,239	(995)	21,142	35,330	35,064	265	40,093
Executive Council	1,752	1,790	(38)	1,582	3,671	3,698	(27)	3,316
Civil Service Commission	2,911	3,064	(153)	2,551	6,285	6,292	(7)	5,660
Culture, Heritage, Tourism and Sport	47,494	47,443	51	45,794	89,800	89,000	800	126,392
Employee Pensions and Other Costs	40,612	39,443	1,169	36,788	83,467	79,604	3,863	91,694
Finance	68,744	70,250	(1,506)	71,368	102,206	103,757	(1,551)	96,512
Healthy Child Manitoba	12,136	12,706	(570)	11,400	27,176	27,180	(4)	25,331
Justice	150,312	153,194	(2,882)	135,400	378,966	352,210	26,756	335,592
Labour and Immigration	21,445	23,292	(1,847)	17,016	56,352	51,793	4,559	44,491
Manitoba Seniors and Healthy Aging Secretariat	526	731	(205)	441	1,732	1,765	(33)	1,232
Enabling Appropriations	1,118	1,785	(667)	804	9,387	9,437	(50)	3,370
Other Appropriations	23,255	35,697	(12,442)	15,619	39,583	26,377	13,206	34,475

Total Justice and Other Expenditures	385,549	405,634	(20,085)	359,905	833,955	786,177	47,777	808,158

Less: Year-End Lapse[2]	—	—	—	—	(45,000)	(65,000)	20,000	—
Debt Servicing Costs	133,124	202,014	(68,890)	136,518	257,500	262,500	(5,000)	251,033

Total Expenditure	4,796,863	4,896,127	(99,264)	4,450,402	10,047,617	9,799,045	248,571	9,392,394

Subtract: Total Expenditue Estimates(above) from Total Revenue Estimate (Appendix I)	4,735,094	4,685,023	50,071	4,439,929	10,099,664	9,851,540	248,124	9,630,798

Net Result for the Year	(61,769)	(211,104)	149,335	(10,473)	52,047	52,495	(447)	238,404

Transfer to Debt Retirement	—	—	—	—	(110,495)	(110,495)	—	(110,495)
Transfer from / (to) Fiscal Stabilization	—	—	—	—	60,000	60,000	—	(127,928)

Net Result for the Year	(61,769)	(211,104)	149,335	(10,473)	1,552	2,000	(447)	—

1.	Budget figures are adjusted to include Enabling Appropriations

2.	The Year-End Lapse includes the projected adjustment resulting from the implementation of expenditure management measures.

PROVINCE OF MANITOBA	APRIL TO SEPTEMBER 2008

Core Government Capital Investment
UNAUDITED	Appendix III

	Year-to-Date to September 30				Full Year
	2008/09			2007/08	2008/09			Actual
($000s)	Actual	Estimated	Variance	Actual	Forecast	Budget	Variance	2007/08

General Assets
Government Services Capital Projects	39,754	36,139	3,615	8,601	101,300	88,000	13,300	58,095
Transportation Equipment and Other Capital	1,227	6,740	(5,513)	469	29,111	23,719	5,392	18,758
Information Technology Projects	1,940	3,749	(1,809)	600	18,057	19,805	(1,748)	15,170
Other Equipment and Buildings	64	882	(818)	100	3,926	4,553	(627)	1,492

	42,985	47,510	(4,525)	9,770	152,394	136,077	16,317	93,515

Infrastructure Assets
Provincial Roads, Highways and Airport Infrastructure	101,860	143,935	(42,075)	24,294	230,583	249,883	(19,300)	231,868
Manitoba Floodway Expansion	44,580	59,650	(15,070)	10,600	139,000	172,009	(33,009)	155,992
Water Control Infrastructure	1,407	6,015	(4,608)	44	8,900	11,400	(2,500)	7,443
Parks, Cottage and Camping Projects	672	2,348	(1,676)	845	9,636	9,711	(75)	9,516

	148,519	211,948	(63,429)	35,783	388,119	443,003	(54,884)	404,819

Total Capital Investment	191,504	259,458	(67,954)	45,553	540,513	579,080	(38,567)	498,334